UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Parker Clay Global, PBC

(Exact name of registrant as specified in its charter)

Delaware	85-1267535
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

133 E. Anapamu St, Santa Barbara, California 93101

(Mailing Address of principal executive offices)

(805)-699-5144

Issuer’s telephone number, including area code

i

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this report, the term “we”, “us”, “our” or “the Company” refers to Parker Clay Global, PBC.

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Page | 1

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

General

Parker Clay Global, PBC (“Company,” “we,” “our,” and “us”) was originally incorporated in California on April 7, 2014 as a limited liability company under the name Parker Clay LLC. The Company then incorporated in Delaware on March 11, 2020 as a public benefit corporation under the name Parker Clay Global, PBC. On March 11, 2020, Parker Clay Global, PBC acquired 100% of the membership interests of Parker Clay LLC in exchange for 9,000,000 shares of the Company’s common stock. As part of the acquisition of Parker Clay LLC, the Company also acquired Parker Clay LLC’s interests in 99% of PCE Ventures Manufacturing Private Limited Company, which was formed by Parker Clay LLC on May 25, 2018 in Addis Ababa, Ethiopia to act as the Company’s manufacturing subsidiary in Ethiopia. Except for manufacturing done under PCE Ventures Manufacturing Private Limited Company, all operations are contained within Parker Clay LLC.

On August 11, 2022 the Company (i) created its Class A and Class B common stock with its original common stock now comprising Class A common stock, (ii) authorized 100,000,000 shares of Class A common stock, (iii) authorized 59,000,000 shares of Class B common stock, (iv) authorized 41,000,000 shares of preferred stock, (v) designated 40,322,500 shares of preferred stock as Series A Preferred Stock, and (vi) effectuated a 10 for 1 forward stock split of its common stock into shares of Class A common stock.

The Company has been incorporated as a public benefit corporation (a PBC). Unlike traditional corporations incorporated in Delaware where the duty of the directors is to maximize profits and value for the stockholders, a PBC is a for-profit corporation that is also intended to produce a public benefit and to operate in a responsible and sustainable manner. To that end, a PBC should be managed in a manner that balances the stockholders’ pecuniary interests, the best interests of those materially affected by the corporation’s conduct, and the public benefit. Our public benefit purpose is that of producing a material positive impact on environmental challenges and charitable causes, taken as a whole, assessed against a third-party standard.

Any action to enforce the balancing requirement of a Delaware PBC may not be brought unless the plaintiffs in such action own individually or collectively, as of the date of instituting such action, at least 2% of the corporation’s outstanding shares. To convert from a PBC to a conventional corporation will take a vote of a majority of our voting stock. PBC’s are taxed in the same manner as conventional general corporations. Except as modified by the rules specifically applicable to public benefit corporations under Delaware General Corporation Law (“DGCL”) Section 365, all other rules applicable to general corporations under the DGCL apply to the Company.

The consolidated financial statements include the accounts of the Company and its operational wholly owned subsidiaries.

Results of Operations for Period Ended June 30, 2023 Compared with June 30, 2022

Revenues increased $295,859 from $1,639,032 in 2022 to $1,934,891 in 2023. The increase was due to a larger wholesale order in 2023 as well as steady growth in online sales.

Cost of Goods Sold increased $296,991 from $470,654 in 2022 to $767,644 in 2023 due to a higher sales volume and increased duties incurred on goods shipped from Ethiopia – gross profit decreased slightly by $1,131 and gross margin decreased by 11%.

Officers and director’s compensation increased $7,310 from $148,300 in 2022 to $155,610 in 2023. Strategic consulting fees increased $29,528 from $46,547 in 2022 to $76,075 in 2023 due to a warehouse fulfillment specialist implementing an ERP system with the company.

Page | 2

Marketing expense decreased $53,147 from $380,758 in 2022 to $327,649 in 2023 due to lower spending on social media ads.

Rent expense decreased $8,667 from $125,057 in 2022 to $116,389 in 2023, due to a negotiation to lower rent with one of our consignment partners.

Professional fees increased $2,475 from $109,330 in 2022 to $111,806 in 2023. The slight increase was due mostly to higher consulting fees.

Depreciation of property and equipment decreased $1,492 from $4,922 in 2022 to $3,429 in 2023. There are no intangible assets to amortize.

Other operating expenses decreased slightly by $16,283 from $1,401,830 in 2022 to $1,385,547 in 2023.

Net operating loss decreased $68,261 from $614,210 in 2022 to $545,950 in 2023. The primary decrease was due to less money spent on marketing.

Liquidity and Capital Resources

At June 30, 2023, the Company had cash and cash equivalents of $347,196 and working capital of ($551,653). The company is planning on a debt repayment extension that will increase working capital to last at least 12 months.

The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. The company believes that its revenues will be sufficient to fund its operations over the next 12 months. The Company intends to continue to raise capital through its Regulation A offering through November 2023, partial proceeds of which will be used to expand the Company’s operations.

We currently have no commitments with any person for any capital expenditures.

Off-Balance Sheet Arrangements

As of the date of this Semi-Annual Report. we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our shareholders or investors.

Trends

In 2023 we have seen that the US consumer is still spending and that according to US census data in July that retail sales were up 1.5% from a year earlier. We have seen trends shift from more aspirational consumers that are looking to shift spending towards more affordable brands like Parker Clay and we have made our products more attainable with additional discounts available. We continue to have excess capacity at our factory in Addis Ababa, Ethiopia. This is good news as we head into our largest quarter (Q4) of the year and scale up production. We have also been able to get access to additional leather tanneries and negotiate more favorable prices while maintaining and even improving the quality. US Inflation has been a moving target for the past few years that has put additional pressure on consumers, however much of the tempering can be chalked up to post-pandemic normalisation.  As with most retail brands, the 4th quarter represents the biggest season of the year, and at Parker Clay it's no different. We are positioned with inventory and production capacity to take advantage of this upcoming season.

Item 2. Other Information

None.

Item 3. Financial Statements

Page | 3

Parker Clay Global, PBC

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Period Ended June 30, 2022, and June 30, 2023

Page | 4

Consolidated Balance Sheets

As of June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
ASSETS
Cash	$347,196	$710,076
Accounts receivable, net	34,644	81,728
Inventory	1,048,949	1,202,846
Prepaid expenses and other assets	49,184	191,197
Loan receivable - related party, current portion	8,246	30,665
Current Assets	1,488,219	2,216,512
Property and equipment, net	97,959	99,064
Loan receivable - related party, net of current portion	37,786	34,396
Security deposits	64,700	64,700
Right of Use Asset	218,973	326,105
Total Assets	$1,907,638	$2,740,777

LIABILITIES AND STOCKHOLDER’S DEFICIT
Liabilities:
Accounts payable	$231,454	$509,608
Accrued expenses	91,937	239,261
Overdraft Facility	139,609	152,697
Notes payable, current portion	1,025,000	100,000
Loan payable, current portion	267,942	357,297
Term loan, current portion	48,365	50,531
Warrant liability	196,857	185,325
CARES Act loan, current portion	3,268	3,207
Short term loans payable	(559)	2,881
Right of Use Lease Liability, current portion	223,988	216,162
Current Liabilities	2,227,860	1,816,969
Non - Current Liabilities:
Loan payable, net of discount of $93,313	1,095,625	1,027,520
Note payable and accrued interest	-	925,000
SAFE liabilities	3,439,328	3,439,328
Term loan, net of current portion	200,521	220,920
CARES Act loan, net of current portion	145,000	146,649
Right of Use Lease Liability, net of current portion	-	114,334
Total Liabilities	7,108,332	7,690,720
Commitments and Contingencies (Note Q)
Stockholder’s Deficit
Common stock - $0.00001 par value, 100,000,000 shares authorized, 90,000,000 shares issued and outstanding, respectively	900	900
Common stock issued in Regulation A+ Offering - $0.50 par value, 1,279,616 and 165,500 class B and bonus shares issued, respectively	722,558	-
Regulation A+ Issuance Costs	(151,005)	-
Additional paid-in capital	(46,140)	21,998
Accumulated deficit	(5,523,759)	(4,809,760)
Accumulated other comprehensive income	(201,272)	(160,825)
Non-controlling interests	(1,976)	(2,255)
Total stockholder’s deficit	(5,200,694)	(4,949,942)
Total liabilities and stockholder’s deficit	$1,907,638	$2,740,777

Page | 5

Consolidated Statements of Operations and Comprehensive Loss

For the six months ended June 30, 2023 and 2022

	2023	2022
Revenues	$1,934,891	$1,639,032
Cost of sales	767,644	470,654
Gross profit	1,167,247	1,168,378

Operating expenses
General and administrative	1,385,547	1,401,830
Sales and marketing	327,649	380,758
Total operating expenses	1,713,196	1,782,589

Operating loss	(545,950)	(614,210)

Other income (expense)
Other income (expense)	1,702	16,637
Interest income	571	2,237
Interest expense	(158,791)	(138,867)
Fair value adjustment - warrant liability	(11,532)	(10,217)
Total other income (expense)	(168,049)	(130,210)

Net loss	$(713,999)	$(744,420)
Less net income attributable to non-controlling interests	279	180
Net loss attributable to Parker Clay Global, PBC	$(714,278)	$(744,600)

Net Loss Per Share:
Basic and Diluted	$(0.01)	$(0.08)

Weighted Average Common Shares Outstanding:
Basic and Diluted	90,367,267	9,000,000

Other comprehensive loss:
Foreign currency translation gain/(loss)	(40,447)	(8,440)
Comprehensive loss	$(754,446)	$(752,860)

Page | 6

Consolidated Statements of Stockholder’s Deficit

For the six months ended June 30, 2023 and 2022

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non- controlling	Total Stockholder’s
	Shares	Amount	Capital	Deficit	Income (Loss)	interests	Deficit
Balance - December 31, 2021	90,000,000	900	21,998	(3,898,494)	(211,871)	(2,221)	(4,089,688)
Currency translation adjustment			-	-	(8,440)		(8,440)
Net income (loss)			-	(744,420)		180	(744,240)

Balance - June 30, 2022	90,000,000	900	21,998	(4,642,914)	(220,311)	(2,041)	(4,842,368)

Currency translation adjustment	-	-	-	-	59,486	-	59,486
Net income (loss)	-	-	-	(166,846)	-	(214)	(167,060)

Balance - December 31, 2022	90,000,000	900	21,998	(4,809,760)	(160,825)	(2,255)	(4,949,942)

Regulation A+ Investments and bonus shares	1,445,116	722,558	-	-			722,558
Regulation A+ Issuance Costs		(151,005)					(151,005)
Additional Paid in Capital			(68,138)				(68,138)
Currency translation adjustment			-	-	(40,447)		(40,447)
Net income (loss)			-	(713,999)		279	(713,720)
Balance - June 30, 2023	91,445,116	$572,453	$(46,140)	$(5,523,759)	$(201,272)	$(1,976)	$(5,200,694)

Page | 7

Consolidated Statements of Cash Flows

For the six months ended June 30, 2023 and 2022

	2023	2022
Cash Flows From Operating Activities
Net loss	$(713,999)	$(744,420)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,429	4,922
Discount amortization	21,870	21,870
Foreign currency translation gain/(loss)	(39,302)	(8,440)
Fair value adjustment - warrant liability	11,532	10,217
Changes in operating assets and liabilities:
Accounts receivables	47,524	26,547
Inventory	136,611	(6,138)
Prepaid expenses and other assets	138,666	(12,674)
Security deposits	-	1,446
Net Change in right of use assets and liabilities	624	-
Accounts payable	(276,486)	(432,066)
Accrued expenses	(146,971)	(120,118)

Net Cash Used in Operating Activities	(816,502)	(1,258,855)
Cash Flows From Investing Activities
Loan receivable advances - related party
Loan receivable payments received - related party	19,029	5,754
Purchase of property and equipment	(5,489)	(3,583)
Net Cash Used in Investing Activities	13,540	2,171
Cash Flows From Financing Activities
Payments on loan payable	(43,122)	-
Payments on term loan	(15,182)	(19,198)
Payments on short term loans payable	(3,440)	(8,005)
Proceeds from SAFE obligations	-	300,000
Payments on EIDL loan	(1,589)	(1,530)
Proceeds from Regulation A+ Offering	503,415
Net Cash Provided by Financing Activities	440,082	271,267
Net Increase in Cash	(362,881)	(985,417)
Cash – Beginning	710,076	1,632,450
Cash – Ending	$347,195	$647,033

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$(155,396)	$(146,950)

Page | 8

Notes to Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

Note A – Organization and Description of Business

Parker Clay Global, PBC and Subsidiaries (hereafter the “Company”), a Delaware corporation, engaged in the crafting of premium sustainable leather goods from Ethiopia. The principal place of business for the Company is located in California. On August 11, 2022, the Company amended its articles of incorporation whereby it authorized authorize to convert all issued and outstanding common stock to Class A Common Stock, perform a 10-for-l forward stock split of the Class A Common Stock (“Stock Split”). All share and per-share data and amounts have been retroactively adjusted as of the earliest period presented in the financial statements to reflect the stock split.

Note B – Significant Accounting Policies

The Company’s interim unaudited condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of the Company’s management, all adjustments (consisting of normal recurring adjustments and reclassifications and nonrecurring adjustments) necessary for a fair statement of our results of operations and cash flows for the six months ended June 30, 2023 and 2022 and our financial position at June 30, 2023 have been made. The Company’s results of operations for the six months ended June 30, 2023 are not necessarily indicative of the operating results to be expected for the full fiscal year ending December 31, 2023.

Certain information and disclosures normally included in the notes to the Company’s annual audited financial statements have been condensed or omitted from the Company’s interim unaudited condensed financial statements included in this Semi-Annual Report. Accordingly, these interim unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2022. The December 31, 2022 balance sheet is derived from those statements.

Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and includes the accounts of Parker Clay Global, PBC (“PBC”), Parker Clay, LLC (“LLC”), and PCE Ventures Manufacturing, PLC (“PCE”) (collectively, the “Company”). LLC owns a majority (99%) of PCE with a noncontrolling interest (1%) is owned by Ethiopian investors. LLC is a wholly owned subsidiary of PBC and are therefore consolidated into PBC. All intercompany balances and transactions have been eliminated.

Accounting Standards Codification

All references in the consolidated financial statements to the Codification refer to the Accounting Standards Codification (“ASC”) and the accounting principles generally accepted in the United States of America issued by the Financial Accounting Standards Board. The Codification is the single source of authoritative GAAP in the United States.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Page | 9

Notes to Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains substantially all its cash and cash equivalents at one financial institution. At times, cash may be in excess of FDIC insurance limits. As of December 31, 2022 cash balances exceeded FDIC insurance limits by approximately $310,000. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

Accounts Receivable, Net

The majority of the Company’s revenue is generally paid on delivery of goods, however, the Company provides limited credit in the normal course of business to selected corporate customers based on an evaluation of the customer’s financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Payment terms for all ecommerce customers are due immediately. Payment terms for corporate business to business clients vary by client. Typically, terms will require a deposit upfront and balance upon shipment, or Net 30 or 60 days for corporate clients.

Accounts receivables consist primarily of trade accounts receivable for corporate customers and funds in transit are credit card payments to be received from the Company’s ecommerce platform. Receivables that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time billings are past due, previous loss history, the customer’s ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible. As of June 30, 2023 and 2022, there was no allowance for doubtful accounts. Additionally, as of June 30, 2023 and December 31, 2022, the Company has an estimate for sales returns that is included in accounts receivable for $17,058 and $53,308, respectively.

Inventory

Inventories are stated at the lower of cost or net realizable value. Work in progress costs are stated at costs incurred to date. Finished goods inventories include material, labor and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory. As of June 30, 2023 and 2022, there was no obsolesce reserve needed or recorded.

Property and Equipment, Net

Property, equipment, and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation, and impairment charges, if any. Depreciation is provided for on a straight-line basis over the estimated useful lives of the property and equipment or the lease term, whichever is shorter. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Revenue Recognition

Effective January 1, 2019, the Company adopted Revenue from Contracts with Customers (Topic 606) (“ASC 606”). The new guidance sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed in GAAP. The underlying principle of the new standard is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it l- expects to receive in exchange for the goods or services. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in the prior accounting guidance. The Company adopted ASC 606 using the modified retrospective method, which did not have an impact on its financial statements. The Company determined the adoption of ASC 606 did not have a material impact on its financial statements.

Page | 10

Notes to Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

Note B – Significant Accounting Policies (continued)

Revenue represents the consideration received or receivable from customers for goods provided, net of trade discount, estimated sales allowances, returns, volume rebates and sales taxes. The Company’s revenue consists of a single performance obligation and is recognized upon shipment of various leather products to ecommerce customers and to corporate clients and upon delivery of leather products at retail locations.

Our ecommerce and retail customers are allowed to return their purchases within 30 days for a refund or exchange. There are no returns or exchanges for corporate customers.

Stock based compensation

Stock-based compensation for stock options to employees and non-employees are based upon the fair value of the award on the date of grant. The compensation cost is recognized over the requisite service period, which is generally the vesting period, and is included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. The expected life represents the term the options granted are expected to be outstanding. The expected volatility was determined using the historical volatility of similar publicly traded companies. The risk-free interest rate is based on the U.S. Treasury rate in effect at the time of grant.

Fair Value

The Company’s financial assets carried at fair value have been classified, for disclosure purposes, based upon a hierarchy defined by ASC Topic 820, Fair Value Measurement. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). Classification is based on the lowest level input that is significant to the asset or liability. For example, a Level 3 fair value measurement may include inputs that are both observable (Level 2) and unobservable (Level 3).

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, prepaid expenses, accounts payable, accrued expenses, notes and term loan payables, and SAFE obligation approximate their estimated fair market value based on the short-term maturity of this instrument.

Page | 11

Notes to Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

The levels of fair value hierarchy are as follows:

Level 1	Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.
Level 2	Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads, and yield curves.
Level 3	Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

The warrant liability is valued based on the fair market value of these instruments as stipulated in their warrant agreement and are considered a derivative liability.

The following table presents the warrant liability on the consolidated balance sheets by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Warrant liability as of December 31, 2022	$-	$-	$185,325	$185,325
Warrant liability as of June 30, 2023	$-	$-	$196,857	$196,857

Derivative Instruments

ASC Topic 815, Derivatives and Hedging (“ASC Topic 815”), establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring that all derivatives be recognized in the consolidated balance sheets and measured at fair value. Gains or losses resulting from changes in the fair value of derivatives are recognized in earnings. On the date of conversion or payoff of debt, the Company records the fair value of the conversion shares, removes the fair value of the related derivative liability, removes any discounts, and records a net gain or loss on debt extinguishment. On January 1, 2020 the Company adopted ASU 2017-11 under which down-round features in financial instruments will no longer cause derivative treatment. The Company applies the modified prospective method of adoption. There were no cumulative effects on adoption.

Foreign Currency Gain/Loss

The foreign subsidiary’s (PCE) functional currency is the local currency of operations, and the net assets of foreign operations are translated into U.S. dollars using current exchange rates. PCE performs re-measurements of their assets and liabilities denominated in non-functional currencies on a periodic basis and the gain or losses from these adjustments are included in the consolidated statements of operations and comprehensive loss as foreign exchange gains or losses. For the six months ended June 30, 2023 and 2022, exchange losses have amounted to approximately $40,447 and $8,440, respectively, mainly related to fluctuations in exchange rates. Translation gain and losses that arise from the translation of net assets, as well as exchange gains and losses on intercompany balances, are included in other comprehensive loss as PCE’s operations required that it transact in the Ethiopian Birr.

Page | 12

Notes to Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

Loss per share

Basic loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as warrants, stock options, and unvested restricted stock, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share applicable to common stockholders, the weighted average number of shares remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation. As of June 30, 2023 and December 31, 2022 there were there were 135,500 warrants outstanding and 234,255 stock options. Such securities are considered dilutive securities which were excluded from the computation since the effect is anti-dilutive.

Note C – Going Concern

The Company experienced a net loss of approximately $714,000 for the six months ended June 30, 2023 and a stockholder’s deficit of approximately $5,200,000 as of June 30, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after issuance of the consolidated financial statements.

The Company’s ability to meet its obligations as it comes due is dependent on improving its cash flows and obtaining financing. While the Company has implemented certain initiatives, there can be no assurance that these measures will be successful.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Note D – Inventory

The components of inventory as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023	December 31, 2022
Raw materials	$316,891	$542,037
Finished goods	727,282	660,809
	$1,044,173	$1,202,846

Note E – Property and Equipment, Net

Property and equipment consist of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022	Useful lives
Vehicles	$101,603	$102,642	5
Computer and office equipment	64,333	67,167	5
Machinery	57,129	56,459	7
Furniture and fixtures	31,153	28,929	7
Leasehold improvements	16,269	16,055	15
	270,488	271,253
Less: accumulated depreciation	(172,529)	(171,782)
Property and equipment, net	$97,959	$99,064

During the six months ended June 30, 2023 and 2022, the Company recorded depreciation expense of $3,429 and $4,922 respectively.

Page | 13

Notes to Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

Note F – Accounts Payable

Accounts payable consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Accounts payable	$69,345	$91,876
Credit card payable	162,109	384,681
	$231,454	509,608

Note G – Accrued Expenses

Accrued expenses consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Accrued payroll	$9,724	$91,667
Accrued expenses	24,107	54,352
Gift card and loyalty points	19,980	32,117
Accrued interest	38,125	61,125
	$91,937	$239,261

Note H – Loan Payable

On November 19, 2021, the Company entered into a $1,500,000 loan payable. The original agreement was interest-only payments through January 31, 2023, followed by 30 principal and interest payments with the first payment due on the last business day of February 2023. The interest rate will be 8% through May 31, 2022, and 12% for the remainder of the loan. In the event of a declared default additional interest will accrue at 1.5% per month on the amount due. In July 2023, this loan was renegotiated and interest only payments were extended through December 2023.

This loan payable matures in May 2026. This loan payable is secured by an interest to the lender in all the undertaking and assets of the Company and is senior debtor to all other loans by the Company. Also, this loan payable includes a warrant in the amount of 135,000 shares (based on 1.5% interest in all outstanding shares) to purchase common stock. The Warrant shall have an exercise period of seven (7) years and will include a “Put Right” whereby Lender may sell the warrant back to the Borrower, coincident with an initial public offering, merger or acquisition, any liquidity event or termination of the warrant, for an amount equal to 25% of the amount funded under this facility. Because of various milestones and criteria and the fact this instrument is to be settled in cash, this warrant liability was considered a derivative and accordingly was fair valued with a grant date fair value of $162,568 and recorded as a discount to this loan (see further details in Note M). As part of the loan negotiation in July 2023, the lender will receive a new warrant for 3% of the company with a $100,000 Put Right. This new warrant is not reflected on the financial statements as it occurred after the date of the statement.

Page | 14

Notes to Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

The balance on the loan payable was as follows:

	June 30, 2023	December 31, 2022
Loan payable	$1,456,878	$1,500,000
Less unamortized debt discount	(93,313)	(115,183)
Loan payable, net of current portion	1,363,565	1,384,817
Less current portion of long-term debt	(267,942)	(357,297)
Loan payable, net of current portion	$1,095,623	$1,027,520

Payments required in each of the next five years as of June 30, 2023 are as follows:

2023	-
2024	552,367
2025	622,419
2026	282,091
$1,456,878

During the six month period ended June 30, 2023, the Company recognized $21,870 of amortization expense, included in interest expense in the consolidated statements of operations, for this debt discount. For the six month period ended June 30, 2022, the Company recognized $90,000 of interest expense for this loan.

Note I – Notes Payable

In the six month period ended June 30, 2023 and the year ended 2022, the Company had entered into promissory notes payable as follows:

	As of
	June 30, 2023	December 31, 2022
Various notes payable with interest rates ranging between 6%-9% and all maturing in January 2024.	$925,000	$925,000
Related party note payable with interest rates of 9% and maturing in January 2023, extended to July 2023	100,000	100,000
	1,025,000	1,025,000
Less current portion of note payable	1,025,000	100,00
Notes payable, net of current portion	$-	$925,000

Payments required in each of the next five years as of June 30, 2023 are as follows:

2023	100,000
2024	925,000
$1,025,000

For the six month period ended June 30, 2023 and 2022 the Company recognized $43,750 and $39,812, respectively of interest expense for these notes payable.

Note J – SAFE Liabilities

During 2021, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount range between 80%-85% with a valuation of $7,500,000. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any. The key events that will cause conversion of these agreements into future equity include:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the conversion price.

Liquidity Event: If there is a liquidity event before the expiration or termination of this SAFE, at the investors option will either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive form the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price.

Dissolution Event: If there is a dissolution event before the termination of this SAFE, the Company will pay an amount to the purchase amount, due and payable to the investor immediately.

Termination: This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of common stock to the investor pursuant to the automatic conversion of this SAFE under an equity financing; or (ii) the payment, or setting aside for payment, of amounts due the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, the Company had raised $85,000 through these SAFE contracts. In 2021, the Company sold an additional $1,285,000 SAFE contracts and also converted $1,769,327 of convertible notes payable into these SAFE contracts. In the six months ended June 30, 2022 the company sold an additional $300,000 SAFE contracts. As of June 30, 2023 the balance of the SAFE contracts is $3,439,328. (These SAFE contracts are reflected as liabilities in the accompanying consolidated balance sheets.

Page | 15

Notes to Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

Note K – Term Loan

From January 30, 2019 through October 2021, PCE had obtained various term loans from Birhan Bank S.C. with interest rates ranging from 7.25% to 9% with maturity dates of January 2020 through December 2024. In October 2021, PCE changed its banks to Enat Bank, where PCE entered into various term loans and the funds of these loans were received and used by PCE to pay off the Birhan Bank loans. These term loans were at interest rates ranging from 7% to 9% with maturity dates of December 2022 through December 2024. The collateral on some of these loans are PCE’s receivables.

In 2023 and 2022, the Company term loans payable as follows:

	As of
	June 30, 2023	December 31, 2022
Term loans payable	$248,886	$271,451
Less current portion of term loans payable	(48,365)	(50,531)
Term loans, net of current portion	$200,521	$220,920

Payments required in each of the next five years as of June 30, 2023, are as follows:

2023	15,648
2024	66,422
2025	70,498
2026	55,977
2027	40,048
$248,593

For the six months ended June 30, 2023 and 2022, the Company recognized $3,383 and $5,766 respectively of interest expense for these short-term loans payable.

Page | 16

Notes to Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

Note L – CARES Act Loan

EIDL Loan

On May 6, 2020, the Company executed the standard loan documents required for securing loans offered by the U.S. Small Business Administration under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. This loan has principal amounts of $150,000. Proceeds from the EIDL were used for working capital purposes because of distribution limitations within the load agreement the Company is presenting the entire balance as a current liability. Interest accrues at a rate of 3.75% per annum and will accrue from the date of inception. Installment payments, including principal and interest, were due monthly beginning May 6, 2021 (twelve months from the initial date of the EIDL funding) with monthly payments of $731. The balance of principal and interest is payable via monthly payments for 30 years from the date of the EIDL. The EIDL is secured by a security interest on all of the Company’s assets.

Future maturities of CARES Act loans are as follows as of June 30, 2023:

2023	1,618
2024	3,330
2025	3,457
2026	3,588
2027	3,725
Thereafter	132,550
$148,268

CARES Act Loans Interest

Interest expense for these loans for the six months ended June 30, 2023 and 2022 was approximately $2,798 and $2,855.

Note M – Warrant Liability

The Company’s loan payable included a warrant in the amount of 135,000 shares (based on 1.5% interest in all outstanding shares) to purchase common stock (see Note H). The Warrant holder has a “Put Right” whereby Lender may sell the warrant back to the Borrower, coincident with an initial public offering, merger or acquisition, any liquidity event or termination of the warrant, for an amount equal to 25% of the amount funded under this facility. Because of various milestones and criteria and the fact this instrument is to be settled in cash it, this warrant liability was considered a derivative and accordingly was fair valued with a grant date fair value of $162,568 and recorded as a discount to this loan as holder intends to exercise this warrant during the year ended December 31, 2022.

The warrants outstanding as of June 30, 2023 have a weighted-average remaining contractual life of approximately 5.4 years.

The Company used a discounted present value method to fair value this instrument using the following assumptions:

Discount rate	12%
Expiration	7 years
Future value (based on 25% of funded amount)	$375,000
Number of warrants	135,000

A summary of the warrant liability for the years ended June 30, 2023 and December 31, 2022 is as follows:

	Number of Warrants	Weighted-Average Exercise Price
Outstanding at December 31, 2020	-	$-
Granted	135,000	$-
Outstanding at December 31, 2021	135,000	$-
Granted	-	$2.78
Outstanding at June 30, 2023	135,000	$2.78

Exercisable as of June 30, 2022	135,000	$2.78

Based on the assumptions used, the Company recognized a fair value adjustment of this derivative of $11,532 in the consolidated statements of operations for the six months ended to adjust the fair value of these warrants as of year end.

Page | 17

Notes to Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

Note N – Stockholder’s Deficit

As of December 31, 2022, there is a maximum of 10 million authorized common stock shares at $0.00001 par value with 90,000,000 issued and outstanding (9,000,000 shares pre-stock split). See further details of these 90,000,000 restricted common stock issued as part of the 2020 acquisition of LLC by PBC at Note T. In May 2023, the Company issued 1,445,116 shares of Class B Common Stock, par value $0.50 per share, through its Regulation A+ Fundraise, 165,500 of which were bonus shares.

On August 11, 2022, the Company amended its articles of incorporation where by it increase the total authorized share to be 200,000,000 and authorized two new classes of common stock, Class A Common Stock, par value $0.00001 per share, with 100,000,000 shares authorized (the “Class A Common Stock”), and Class B Common Stock, par value $0.00001 per share, with 59,000,000 shares authorized (the “Class B Common Stock”), and authorize 41,000,000 shares of Preferred Stock, par value $0.00001 per share, which have been designated as Series A Preferred Stock. Additionally, the Company converted all issued and outstanding common stock to Class A Common Stock, perform a 10-for-l forward stock split of the Class A Common Stock (“Stock Split”). All share and per-share data and amounts have been retroactively adjusted as of the earliest period presented in the financial statements to reflect the stock split.

Note O – Stock Option Plan

In accordance with the stock option plan, officers, directors, and key employees may be awarded options for performance up to the maximum numbers authorized. The maximum number of shares issuable to participants under this plan is limited to 1,000,000. On August 11, 2022, the Company amended its articles of incorporation where by it authorized 20,000,000 shares to be issued under this option plan. The purchase price of shares under the plan is determined at the fair value of the options granted using the Black-Sholes option pricing model. All of the options were issued during the year ended December 31, 2021, with the following terms:

Common stock price	$0.12
Strike price	$0.12
Risk-Free interest rate	1.59%
Expiration	10 years
Expected volatility	75%
Vesting	Immediate

A summary of the status of the Corporation’s option plan as of December 31, 2022 and changes during the years then ended is as follows:

	Shares	Weighted Average Exercise Price	Intrinsic Value
Outstanding at December 31, 2022	234,255	$-	$-
Granted	-	$0.12	$-
Outstanding at June 30, 2023	234,255	$0.12	$-
Outstanding at June 30, 2023	234,255	$0.12	$-

Exercise Price	Outstanding Options at June 30, 2023	Weighted Average Remaining Life for Outstanding Options (years)	Vested Options Available for Exercise at June 30, 2023	Weighted Average Remaining Life for Vested Options (years)
$0.12	234,255	8.79	234,255	8.79
Total	234,255	8.79	234,255	8.79

Note P – Acquisition

On March 30, 2020, the sole owner of LLC entered into an agreement whereby it exchanged 100% of their ownership in LLC for all 90,000,000 of the issued and outstanding shares of PBC’s restricted common stock with a par value of $0.00001 as the consideration. This transaction, which included no other consideration, was with a related party and therefore carried over to PBC at cost and led to the acquisition adjustment of $1,276,430 in the consolidated statements of stockholder’s deficit during the year ended December 31, 2020. Therefore, in 2020, LLC was effectively merged into PBC, which was the continuing entity, and thereby becoming a wholly-owned subsidiary of PBC. Additionally, this restricted stock was fully vested in 2020 at the grant date as of December 31, 2020 and was not intended to be compensation.

Note Q – Contingencies and Commitments

Legal

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note R - Leases

Operating Leases

The Company entered into various agreements to rent warehouse, office, and retail space under non-cancelable operating leases through 2026. In May 2021, the company entered into a lease agreement for its corporate office and warehouse facility which became effective July 1, 2021 for 36 months.

Page | 18

Notes to Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

In August 2016, the company entered into a lease agreement for its Santa Barbara retail space for 24 months. In May 2019, the lease was amended to include the following: 1) an extension of the lease term to August 31, 2021. In July, 2022 the lease was amended to include the following: 1) an extension of the lease term to July 31, 2024.

Effective January 1, 2022, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The company also elected the practical expedient to not allocated consideration in the contracts between the lease and non-lease components. As a result of the adoption of the new lease accounting guidance, for the office and warehouse facility, the Company recognized on January 1, 2022 a lease liability of $441,843, which represents the present value of the remaining lease payments of $444,390, discounted using the risk-free borrowing rate of 0.47%, and (b) a right-of-use asset of $441,843. For Santa Barbara retail space, the Company recognized on August 1, 2022 a lease liability of $75,812, which represents the present value of the remaining lease payments of $77,952, discounted using the risk-free borrowing rate of 2.9%, and (b) a right-of-use asset of $75,812.

The following table summarizes the right-of-use asset and lease liability as of June 30, 2023:

Office & retail space lease right-of-use asset	$517,655
Less accumulated amortization	(298,682)
Balance of right-of-use asset	$218,973

Lease Liability
Current	$223,988
Long-term	-
$223,988

Lease expense for the period ended June 30, 2023 and 2022 was $116,389 and $125,056, respectively.

The following table summarizes the Company’s scheduled future minimum lease payments as of June 30, 2023:

Period Ended June 30:
2023	$110,406
2024	114,591
Minimum lease payments	224,997
Less: imputed interest	(3,388)
Present value of minimum lease payments	221,609
Less: current maturities of lease liability	(221,609)
Long-term lease liability	$-

As of June 30, 2023 the weighted-average remaining lease term for these operating leases is 1 year.

Note S – Related Party Transactions

Inventory

PBC purchases its inventory of leather finished goods from PCE’s facility in Ethiopia, which the revenues and associated costs are eliminated on consolidation. Monetary and non-monetary related party transactions that have commercial substance are measured at the exchange amount when they are in the normal course of operations, except when the transaction is an exchange of a product or property held-for-sale in the normal course of operations. Where the transaction is not in the normal course of operations, it is measured at the exchange amount when there is a substantive change in the ownership of the item transferred and there is independent evidence of the exchange amount. All other related party transactions are measured at the carrying amount.

Loan receivable from shareholder

As of June 30, 2023 and December 31, 2022, the Company had a loan receivable from shareholder of $46,032 and $57,568 respectively. This loan receivable was entered into on January 1, 2021 with an interest rate of approximately 1% with a maturity date of December 2029, with payments of $8,281 due annually.

Liabilities

As of June 30, 2023 and December 31, 2022, the Company has related party notes payable (included in Note I) of $100,000; SAFE liabilities (included in Note J) of $317,260; accounts payables of $0 and $4,272, respectively; accrued interest payable of $4,500 and $8,250, respectively.

Expenses

For the six months ended June 30, 2023 and 2022, the Company also has related party subcontractor expense of $0 and $4,000, respectively; and interest loan expense of $9,000 and $5,062 respectively.

Note T – Subsequent Events

Subsequent events have been evaluated through September 27, 2023, which is the date the consolidated interim financial statements were ready to be issued.

Page | 19

Item 4 Exhibits

Index to Exhibits

Exhibit	Description

2.1*	Certificate of Incorporation, as amended
2.2*	Bylaws
3.1*	Articles of Amendment designating Series A Preferred Stock rights
3.2*	Equity Incentive Plan
3.3*	Form of SAFEs
4.1*	Form of Subscription Agreement
6.1**	Contract with DealMaker related entities
6.2*	Consulting Agreement with Impact Family Office
6.3*	Loan Documents with Costella Kirsch VII, L.P.
7.1*	Founder’s Restricted Stock Purchase Agreement
7.2*	Stock Contribution Agreement
11.1**	Consent of Auditor
99.1*	B Corporation Handbook

* Filed with form 1-A, filed with the SEC on August 25, 2022, and incorporated herein by reference.

** Filed with form 1-A/A, filed with the SEC on November 9, 2022, and incorporated herein by reference.

Page | 20

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Barbara, California, on September 28, 2023.

Parker Clay Global , PBC

/s/ Ian Bentley
By:	Ian Bentley
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated above.

Parker Clay Global , PBC

/s/ Ian Bentley
By:	Ian Bentley
Chief Executive Officer, Director

/s/ Kiah Jordan
By:	Kiah Jordan
Chief Financial Officer

Page | 21